[LETTERHEAD THOMASVILLE BANCSHARES, INC.]


                                August 30, 2005



Ms. Michele Gohlke, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549

Dear Ms. Gohlke:

      We are in receipt of your letter dated July 25, 2005. On behalf of our Management and our Board of Directors, we welcome and appreciate your comments with respect to the Form 10-KSB filed by our Company, Thomasville Bancshares, Inc. for the year ended December 31, 2004. Your comments will strengthen our compliance with applicable disclosure requirements, as well as enhance the overall disclosures in our filings.

      Following are our responses to your comments, listed in the order presented in your letter:

1.    Loans, Interest, and Fee Income on Loans, Page 8

      The accounting treatments governing commitment fees and costs under FASB 91 do not distinguish between commitment periods that are greater than or less than one year; therefore, we will not make this distinction in the future.

      Our disclosure with respect to loan commitment fees covered FASB 91,
Section 49. In future filings we will expand the disclosure to include FASB 91 Sections 8, 9 and 10, and to read as follows: "Loan fees received for commitments to originate or purchase a loan or a group of loans, net of certain origination costs, are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield or, if the commitment expires unexercised, recognized as income upon the expiration of the commitment."


2.    Trust and Money Management Assets and Income, Page 9

      In future filings, we will expand our revenue recognition policy to clarify the point at which fee income from investment management services is earned. Such fees are earned on a straight line basis over the contractual term of the arrangement or over the expected period during which the specific management services are performed, whichever is longer.


3.    Goodwill and Other Intangibles, Page 11

      As stated in Note 18, one column represents the subsidiary bank while the other column represents both the money management subsidiary (TNBFS) and the parent company. In future filings, and assuming no additions/reductions in subsidiaries, we will include three columns; (i) Banking, including enhanced product lines; (ii) TNBFS, money management services, and (iii) Other, which will include the Parent Company. Had we presented the segments based on the above three-column format, TNBFS (the money management segment) would have reported net income of $70,813 and $105,889 for 2004 and 2003, respectively. The Parent Company's losses from operations (not including pass-through dividends of $675,363 and $649,601 for 2004 and 2003, respectively) were $284,385 and $231,750 for 2004 and 2003, respectively.

      No goodwill impairment charges were recorded in 2003 because TNBFS' income for the year was slightly above expectation. In 2004, however, income fell below expectation, thus necessitating new assumptions with respect to future profitability and cash flow. These changes in future projections and assumptions resulted in an impairment charge of $45,000 for the year ended December 31, 2004.


4.    Recent Accounting Pronouncements, Page 12

      The Company did not have loans held-for-sale at any time during 2003 and 2004. In future filings, if the Company engages in transactions involving loans available-for-sale, we will disclose our accounting policies relative to those loans.


      We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We trust that we have fully responded to your comments. However, if additional information or clarification are required, please do not hesitate to contact me at (229) 226-3300.

                                        Sincerely,


                                        /s/Stephen H. Cheney
                                        Stephen H. Cheney, CEO